Filed Pursuant to Rule 433
                   Registration Nos. 333-138480, 333-138480-01 and 333-138480-02
                                                               November 28, 2006


                               PRICING TERM SHEET

         (To Preliminary Prospectus Supplement dated November 28, 2006)

Issuer:                    Gulf Power Company

Security:                  Series M 5.300% Senior Notes due December 1, 2016

Ratings:                   A2/A/A (Moody's/S&P/Fitch)

Size:                      $110,000,000

Public Offering Price:     99.978%

Maturity:                  December 1, 2016

Treasury Benchmark:        4.625% due November 15, 2016

US Treasury Yield:         4.503%

Spread to Treasury:        +80 basis points

Redemption Terms:          Make-whole call at T + 15 basis points

Coupon:                    5.300%

Interest Payment Dates:    June 1 and December 1 of each year beginning
                           June 1, 2007

Format:                    SEC Registered

Transaction Date:          November 28, 2006

Expected Settlement Date:  December 6, 2006 (T+6)

Joint Lead Managers:       Barclays Capital Inc.
                           Goldman, Sachs & Co.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Gulf Power Company collect at 1-850-444-6111, Barclays Capital Inc. toll-free at 1-888-227-2275, ext. 2663 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.